

December 19, 2016

Lance Bridges
Senior V.P., General Counsel and Secretary
Inseego Corporation
9645 Scranton Road, Suite 205
San Diego, CA 92121

RE: **Novatel Wireless, Inc.**
Schedule TO-I filed December 8th, 2016
Filed by Inseego Corp.
File No. 5-60619

Dear Mr. Bridges:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand your disclosure.

Please respond to this letter by amending the Schedule TO and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please explain why in a response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule TO | Cover Page

1. While Rule 13e-4(a)(1) defines the term "issuer," such definition is "in addition" to the definition of the term "issuer" provided at Section 3(a)(8) of the Securities Exchange Act of 1934. Rule 13e-4(a) reinforces the view that the Rule 13e-4(a)(1) definition only complements, and does not supersede, the definition of the term "issuer" otherwise enacted prior to the adoption of Rule 13e-4 and especially in light of the rule's edict that "all terms used in this rule…shall have the same meaning as in the Act." Notwithstanding Inseego Corporation's identification on the cover page as an affiliate of Novatel, please confirm for us that Inseego is voluntarily complying with Rule 13e-4 given that Novatel is not an issuer of the subject securities as defined in Rule 13e-4(a)(1). Refer to Item 6(c)(6) and (8) of the Schedule TO-I filed by Inseego which affirms that Novatel no longer satisfies the definition.

2. Page 1 indicates that the "Exchange Offer and Consent Solicitation commenced on December 7, 2016…" Given the filing date of December 8, 2016, please advise us whether or not the tender offer filing was made in contravention of Rule 13e-4(b), which rule provision specifies that the required obligation arises "on the date of commencement."

3. The offer is scheduled to expire on January 5th, 2017, a date that may not be considered twenty full business days depending upon the date of commencement and thus at risk of contravening Rule 13e-4(f)(1)(i). In addition, security holders are entitled to withdrawal rights available under Rule13e-4(f)(2)(ii) that become operative based upon the date of commencement. Please advise us, with a view toward revised disclosure, whether or not the scheduled expiration date needs to be extended in order to comply with Rule 13e-4(f)(1)(i) and if the disclosure describing the withdrawal rights "after the expiration of forty business days from the commencement" also needs to be revised.

Item 4. Terms of the Transaction

4. Item 4(a)(1)(vi) incorporates information by reference that includes disclosure under the "Miscellaneous" section of the prospectus. This disclosure does not mirror that which has been included in the section of the prospectus inasmuch as no parallel qualification about the limits of the "final and binding" representation has been provided. Please revise to qualify the statements made in the Miscellaneous section to make clear that security holders may challenge Inseego's determinations in a court of competent jurisdiction.

5. The consent solicitation seeks to remove certain events of default and all of the restrictive covenants from the indenture. Please provide us with a brief legal analysis as to whether or not the solicitation in favor of the proposed amendments should be regulated as an offer of a new security (which gives effect to the proposed amendments by treating the existing debt as if the proposed amendments had been approved) that should be registered under Section 5 of the Securities Act of 1933. To the extent an offer of new securities is being made, it does not appear as though Inseego would be eligible to rely on the §3(a)(9) of the Section Act of 1933.

Item 10. Financial Statements

6. The presentation included under the headings in the prospectus titled "Selected Historical Consolidated Financial Data" and "Ratio of Earnings to Fixed Charges" does not fully comply with Item 1010(c) of Regulation M-A. To the extent the financial statements required by Item 10 of Schedule TO and corresponding Items 1010(a) and (b) were not provided with the disclosure document disseminated to security holders at the time of commencement, as distinguished from being incorporated by reference, please revise the disclosure in the prospectus to conform fully with Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and related interpretation I.H.7. in our July 2001 public guidance available on the Division of Corporation Finance webpage of www.sec.gov.

Exhibit 99.1 | Letter of Transmittal

7. We noticed that Inseego is asking security holders to certify that they have "received and reviewed the information included or incorporated by reference [from] the Prospectus. Please advise us, with a view toward revised disclosure, of the purpose of the cited language. To the extent the cited language is intended to serve as a means to limit the liability of

Inseego in connection with the making of this tender offer, please revise the Letter of Transmittal to prominently disclose that objective and the resulting reduction in legal protection, if any, available to security holders. Alternatively, delete the statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Teri O'Brien, Esq.